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10029817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Investment Distributors, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford, CT 06905
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G, Stache (203) 326-4241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul G. Stache, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Investment Distributors, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PEGGY LIPTACK
Notary Public-Connecticut
My Commission Expires
April 30, 2011

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly-Owned Subsidiary of GE Asset Management Incorporated)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Board of Directors
GE Investment Distributors, Inc.:

We have audited the accompanying statement of financial condition of GE Investment Distributors, Inc., (the Company) (a wholly-owned subsidiary of GE Asset Management Incorporated) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GE Investment Distributors, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of GE Asset Management Incorporated)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	7,684,319
Receivable for placement fees		2,024,172
Deferred sales commissions		167,871
Other assets		86,070
Total assets	$	9,962,432

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	2,089,535
Taxes payable to affiliate		102,547
Deferred tax liability		4,484
Total liabilities	$	2,196,566
Shareholder's equity:		
Common stock ($0.01 par value per share, 1,000 shares authorized; 100 shares issued and outstanding)		1
Additional paid-in capital		9,746,341
Accumulated deficit		(1,980,476)
Total shareholder's equity		7,765,866
Total liabilities and shareholder's equity	$	9,962,432

See accompanying notes to statement of financial condition.

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of GE Asset Management Incorporated)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization

GE Investment Distributors, Inc. (GEID or the Company) was incorporated under the laws of Delaware on February 3, 1993. GEID is a wholly-owned subsidiary of GE Asset Management Incorporated (GEAM), which is a wholly-owned subsidiary of General Electric Company (GE).

GEID, a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), is the distributor for the GE Family of Funds including GE Funds, S&S Funds, GE Institutional Funds, GE LifeStyle Funds, Elfun Funds, and GE Investments Funds, Inc.

(2) Summary of Significant Accounting Policies

The accompanying statement of financial condition has been prepared from separate records maintained by the Company and may not necessarily be indicative of the financial condition which would have existed if the Company had been operating as an unaffiliated entity. GEID's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles.

(a) Deferred Sales Commissions

Commissions paid by GEID to originating broker/dealers on sales of Class A, Class B, and Class C shares with contingent deferred sales charges are capitalized as deferred sales commissions and are amortized on a straight-line basis over a 72-month period for Class B shares, and over a 12-month period for Class A and Class C shares. Such periods are defined as the periods over which GEID is eligible to be reimbursed for the commissions payments advanced to originating broker/dealers at the time of sale. The recoverability of deferred sales commissions is regularly reviewed by GEID's management, utilizing a cash flow analysis based on anticipated future distribution fee revenue. Contingent deferred sales charges reduce unamortized deferred sales commissions relating to Class B shares when received.

(b) Cash and Cash Equivalents

GEID considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include $7,684,319 of money market investments at December 31, 2009.

(c) Liabilities Subordinated to Claims of General Creditors

GEID did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2009 and, therefore, has not included a statement of changes for such activities.

(d) Income Taxes

GEID accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 provides guidance for financial accounting and reporting for the effects of income taxes that result from an entity's activities during the year on a separate company basis. GEID is included in the consolidated federal income tax return and certain combined state and local income tax returns of GE. GEID is subject to a tax sharing arrangement with GE whereby taxes payable is

generally remitted to GE based on the separate company income tax liability computed, if applicable. The provision for current tax expense includes GEID's effect on the consolidated return. GEID's effect on the consolidated liability is settled in cash as GE tax payments are due.

Deferred taxes are provided under the asset and liability method as prescribed by ASC 740, whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740 also provides guidance regarding how certain uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The 2006, 2007, 2008 and 2009 fiscal years tax returns are still open to examination by the Federal and applicable state tax authorities.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(f) ***New Accounting Pronouncements***

The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative U.S. generally accepted accounting principles (GAAP) in one comprehensive set of guidance organized by subject area. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).

The Company adopted ASC 855, Subsequent Events in 2009. ASC 855 established principles and requirements for subsequent events, in particular 1) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.

(g) ***Subsequent Events***

Subsequent events after the balance sheet date through the date that the statement of financial

condition was available to be issued, February 26, 2010, has been evaluated in the preparation of the statement of financial condition. There were no items to report.

(2) Income Taxes

The deferred income tax liability results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The deferred tax liability at December 31, 2009 of $4,484 is related to the net unrealized appreciation of the equity securities reported in other assets. In addition, GEID received a tax refund of $1,408,150 from GE during 2009.

(3) Placement Fees

On December 1, 2006, GEID entered into an agreement with Global Infrastructure Management, LLC (GIM LLC) and Global Infrastructure GP, L.P. to introduce prospective investors to Global Infrastructure Partners - A, L.P. (the Fund) and any other investment vehicle created for the purpose of investing in parallel with the Fund. GIM LLC has two founding investors, one of which is GIF Management Inc., an affiliate of GE.

As per the terms of the agreement, GEID is entitled to a fee, for each introduction of an investor who invests in the Fund, equal to the aggregate principal amount of securities sold to investors multiplied by a corresponding agreed-upon percentage (Fund Placement Fee).

Fund Placement Fees are payable in three equal installments: on the date of the Fund's applicable closing and on the first and second anniversary of the date of the Fund's applicable closing. GEID is not entitled to any placement fees for any failed investments during a 60-day period following each closing. In addition, all services under the agreement were performed. Fund Placement Fees receivable at December 31, 2009 was $1,244,172 and due within one year.

On July 8, 2009, GEID entered into an agreement with AG GECC PPIF GP,LLC to introduce prospective investors to the Public-Private Investment Fund (PPIF) and any other investment vehicles created for the purpose of investing directly or indirectly in such fund or in parallel with such fund. AG GECC PPIF GP, LLC is an affiliate of GE.

As per the terms of the agreement, GEID is entitled to a fee, for each introduction of an investor who invests in PPIF, equal to the aggregate principal amount of securities sold to investors multiplied by a fixed rate of 0.65% (PPIF Placement Fee).

PPIF Placement Fees are payable within 30 days of the PPIF applicable closing. The PPIF Placement Fees receivable at December 31, 2009 was $780,000 which was received in January 2010.

(4) Related-Party Transactions

Pursuant to a Services Agreement between GEAM and GEID, GEAM provides certain services to GEID including administrative and operational support, office facilities and supplies, marketing services, and services of GEAM sales personnel. At December 31, 2009, GEID had a payable of $355,179 related to these services, which is included in accounts payable and accrued expenses.

GEID earns interest income on its money market investment in the Investment Class of GE Institutional Money Market Fund. At December 31, 2009, the balance of GEID's money market investment in this fund was $5,012,556.

See Note 3 for Placement Fees.

(5) Fair Value Disclosure

ASC 820, Fair Valuation Measurement and Disclosures establishes a new framework for measuring fair value, and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also establishes a three-level valuation hierarchy based upon observable and non-observable inputs.

For financial assets and liabilities, fair value is the price GEID would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions based on the best information available in the circumstances. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical investments in active markets.

Level 2 – Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 – Significant inputs to the valuation model are unobservable.

Policies and procedures are maintained to value investments using the best and most relevant data available. In addition, risk management teams review valuation, including independent price validation for certain investments.

When available, GEID will use quoted market prices to determine the fair value of the investment securities, and they are included in Level 1. Level 1 securities include publicly-traded equity securities.

The following table presents GEID's investments measured at fair value at December 31, 2009 included in other assets on the statement of financial condition:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 59,460	$ -	$ -	$ 59,460

There were no level 2 or 3 investments held during the year.

(6) Net Capital Requirement

GEID is subject to the SEC Uniform Net Capital Rule, alternative standard (SEC Rule 15c3-1) which requires the maintenance of the greater of $250,000 net capital or 2% of aggregate debit items. At December 31, 2009, GEID had net capital of $6,166,739. This was $5,916,739 in excess of the SEC minimum required net capital.